ATHENA BITCOIN GLOBAL

1332 N Halsted St Suite 403

Chicago, IL 60642

(312) 690-4466.

December 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Attention:  Sandra Hunter Berkheimer, Legal Branch Chief

David Lin, Staff Attorney

Mark Thomas, Staff Accountant

Robert Klein, Staff Accountant

Re:	Athena Bitcoin Global
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 16, 2021
CIK No. 0001095146

Ladies and Gentlemen:

On behalf of Athena Bitcoin Global (the “Company”), we are concurrently transmitting herewith Amendment No. 2 to the Confidential Draft Registration Statement on Form S-1 as confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on May 5, 2021 (the “Draft Registration Statement”), as amended on August 16, 2021. In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated October 8, 2021 (the “Letter”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments will be made in the Company’s Amendment No. 2 to the Draft Registration Statement (the “Amended Filing”), to be filed contemporaneously with the submission of this letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 Prospectus Summary

Company Summary, page 2

1.	We note your disclosure on page 3 that, on average, you sell your holdings of Bitcoin within three to five days of buying it. Please revise your disclosure to clarify how long you hold the other digital assets in which you transact.

In response to Staff’s comments, we have included the average holding period for the other crypto assets specified below:

“On average, we sell our holdings of Bitcoin within 3 to 5 days of buying it and within 7 to 10 days of buying our Ethereum, Litecoin, and BCH holdings.”

Please see disclosure on page 3 of the Amended Filing.

Athena Bitcoin Global

December 3, 2021

2.	We note your disclosure that you have processed over 500,000 transactions in your six years of operations. Please revise to provide more specific disclosure regarding the volume of transactions that you have processed, broken out by period and by digital asset.

In response to Staff’s comments, we reevaluated the previously disclosed information and we believe it does not provide any discernible trends of our business because an increase in the number of transactions do not translate directly to increase revenue. Respectfully, we have removed that statement in the disclosure; however, we are providing the breakdown of the volume of ATM transactions processed by the Company for the fiscal years 2019, 2020, respectively, and the nine months ended September 30, 2021, in line with the period consistent with the financial information provided in our Amended Filing.

Crypto Asset	2021 YTD (For Nine Months Ended September 30, 2021)	2020	2019
Bitcoin	72,076	100,113	72,061
Ethereum	2,303	913	78
Litecoin	4,794	7,511	11,603
Bitcoin Cash (BCH)	826	1,044	1,403
Total	79,999	109,581	85,145

The Birth of Bitcoin ATMs, page 4

3.

We note your revised disclosure on page 4 that "Athena Bitcoin ATMs, both one-way and two-way, serve clients with the following Crypto Assets: Bitcoin, Ethereum, Litecoin, and BCH." Please further revise to provide quantified disclosure, as applicable, regarding the exchanges services and types of digital assets handled by your Bitcoin ATMs, as previously requested in comment 2.

In response to Staff’s comments, we clarified the disclosure regarding one-way and two-way exchanges. Our Athena ATM machines are configured to offer either one-way or two-way exchanges for all four crypto assets: Bitcoin, Ethereum, Litecoin, and BCH. We have also added a table to show the number of Athena ATMs that offer two-way exchanges, please see page 4 of the Amended Filing.

Country	Number of Athena Bitcoin ATMs (as of September 30, 2021)		Type of Fiat Currency
	Total	Two-Way
United States	144	87	U.S. Dollar
El Salvador	3	3	U.S. Dollar
Argentina	11	11	Argentine peso
Argentina	1	1	U.S. Dollar
Colombia	17	17	Colombian peso

Risk Factors, page 10

4.	We note your added risk factor on page 17, "A particular crypto asset’s status as a 'security' in any relevant jurisdiction is subject to a high degree of uncertainty..." Under an appropriately captioned heading, please revise your risk factor disclosure to identify and discuss specific regulatory risks related to your operations if a digital asset that you transact in is determined to be a security.

In response to Staff’s comments, the risk factor has been amended and modified to identify specific regulatory risks based on the crypto assets the Company transacts in. Please see page 19 of the Amended Filing.

Athena Bitcoin Global

December 3, 2021

5.	Noting your disclosure on page 49 that you do not have any insurance policies that cover the crypto assets held in your wallets, please revise to add related risk factor disclosure.

In response to Staff’s comments, the risk factor addressing lack of any insurance policies that cover crypto assets has been added on page 14 of the Amended Filing.

Capitalization, page 27

6.	We note the response to comment 8. Please revise to disclose how the employee loan receivable amount was determined as a result of the entering into of the non-recourse loan agreement. In addition, revise your disclosures to explain why there was an increase in cash and a decrease in the loan to employees receivable amount in the amount of $144 thousand, including how the pro-rata repayment of the loan is calculated.

In response to Staff’s comment, we have revised our disclosure to clarify how the employee loan receivable was determined.

Prior to the closing of the Share Exchange transaction in January 2020, there were 126,646 shares of common stock of Athena Bitcoin, Inc. issued upon the exercise of the employees’ stock options. At the closing of the Share Exchange transaction, said 126,646 shares of common stock were exchanged for 157,635,309 shares of the Company’s common stock. The weighted average exercise price of those stock options was $0.0060 which resulted in the total amount of $945,812 that employees had to pay for the common stock. The employees did not pay the applicable exercise price for the stock options, and instead, the Company entered into a non-recourse loan agreement with the employees for the amount. The loan amount at exercise of such options was $945,812.

A total of [●] shares of common stock (approximately 15% of each employee’s shares) are being registered in this offering. In the event the employees sell any or all of these shares before repaying the loan, an amount that bears the same proportion to the total loan including accrued interest thereon, as the registered number of shares bears to the total holding of the employee against which said loan has been given will become due and payable to the Company. If all the registered shares are sold and using the outstanding balance due of $973,000 as of September 30, 2021, the loan will be reduced by $146,000 ($144,000 plus interest from January 1, 2021 to September 31, 2021). Please see also page 29 of the Amended Filing.

7.	Please revise to disclose how the increases in the number of common stock shares, additional paid in capital and accumulated deficit were determined. For example, revise to include a footnote corresponding to each line item showing a calculation and reconciliation to the adjustment reflected in the pro forma information.

In response to Staff’s comment, we have revised our disclosure to include footnotes corresponding to each line item explaining the increases or decreases. Please see page 30 of the Amended Filing. Our revised disclosure is set forth below:

Athena Bitcoin Global

December 3, 2021

	As of September 30, 2021
(amounts in thousands)	Actual	Pro forma	Pro forma as adjusted (1)
Cash and cash equivalents
Total cash and cash equivalents (2)	$3,189	$3,335	$3,335

Long-term liabilities
Other long-term debt	81	81	81
Related party convertible debt (1)	3,000	3,000	–
Convertible debt (1)	4,885	4,885	–
Related party note payable	90	90	90
Total long-term liabilities	8,056	8,056	171

Equity:
Common stock, $0.001 par value (3)	4,061	4,061	4,317
Loans to employees for options exercised (4)	(973)	(827)	(827)
Additional paid in capital (5)	5,115	5,115	12,744
Accumulated deficit	(12,684)	(12,684)	(12,684)
Accumulated other comprehensive loss	(162)	(162)	(162)
Total equity (deficit)	(4,643)	(4,497)	3,388
Total capitalization	$6,602	$6,894	$6,894

(1) Pro forma as adjusted includes the full conversion of the Convertible Debentures into 250,000,000 shares of common stock at the assumed conversion price of $0.012 per share for the 8% Convertible notes and 6,417,717 shares of common stock at the assumed conversion price of $0.10 per share for the 6% Convertible notes. See Convertible Debentures in section Description of Capital Stock, page 60.

(2) Pro forma cash and cash equivalents increased by $146,000 from the repayment of the loan as part of this offering.

(3) Pro forma as adjusted common stock at $0.001 par value increased by $250,000 assuming the full conversion of the 8% Convertible Debentures at conversion price of $0.012 per share and by $6,000 assuming the full conversion of the 6% Convertible Debentures at conversion price of $0.10 per share.

4) Pro forma as adjusted loans to employees for options exercised decreased by $146,000 as a result of loan repayment from this offering.

(5) Pro forma as adjusted additional paid in capital increased by $2,750,000 to account for the principal value of the 8% Convertible Debenture of $3,000,000 less $250,000 in common stock value, which was recorded under common stock and $4,879,000 to account for the principal value of the 6% Convertible Debenture of $4,885,000 less $6,000 in common stock value, which was recorded under common stock (see footnote 3).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

8.	We note your response to comment 10. Please revise to provide a specific and thorough discussion of the statements of financial position, addressing the changes in the individual components and the reasons for these changes therein, for each balance sheet period presented.

In response to Staff’s comment, we have revised our disclosure to provide a discussion of the significant changes in individual components of the balance sheet. Please see Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal years 2019 and 2020, respectively, and the nine-months’ period ended September 30, 2021, beginning on page 31 of the Amended Filing.

Athena Bitcoin Global

December 3, 2021

9.	We note your disclosure that you operate an OTC desk for private clients and trade customers, through which you buy and sell other crypto assets, including "Tether, Ankr, and others." As previously requested in comment 1, please revise to disclose all of the digital assets that you buy, sell or hold. In particular, your revised disclosure should disclose all of the digital assets included in the "others" category. In addition, please tell us whether you have any plans to transact in any additional digital assets in the future, either for sale or purchase through your ATMs or through your OTC desk.

In response to Staff’s comments, we have revised our disclosure regarding our OTC desk, through which we buy and sell crypto assets for our customers. Since 2019, we have transacted primarily in Bitcoin and in some cases, Ethereum and Litecoin, through our OTC desk. We have also transacted in altcoins such as Bitcoin SV (1 transaction in each 2019 and 2020), Ripple (1 transaction in 2019), Siacoin (3 transactions in 2019), Tether (5 transactions in 2021), and Tron (1 transaction in 2019).

For additional reference, please see table below from Note 11 to our unaudited financial statements for the nine months ended September 30, 2021 - “Crypto Assets Held “ on page F-22 of the Amended Filing.

	September 30, 2021			December 31, 2020
	Qty *	Average Rate	Amount (thousands)	Qty*	Average Rate	Amount (thousands)
Bitcoin	13	$42,477	$552	44	$29,374	$1,299
Litecoin	95	150	14	97	126	12
Ethereum	5	3,002	16	9	730	6
Bitcoin Cash	5	493	3	20	342	7
Tether	–	–	–	6,541	1.00	7
Bitcoin SV	–	–	–	54	163	9
Monero	–	–	–	22	136	3
			$585			$1,343

* Rounded off to the nearest whole number

As of September 30, 2021 Athena ATMs sell or buy only Bitcoin, Litecoin, Ethereum, and Bitcoin Cash (BCH). In 2019 and 2020, we purchased Monero to learn about its technology and disposed of all Monero holdings in the first quarter of fiscal year 2021.

As of September 30, 2021, we do not hold any other altcoins except Bitcoin, Litecoin, Ethereum, and BCH, and we do not anticipate transacting in any other altcoins. Our disclosure has been revised accordingly to indicate which specific crypto assets we purchase, sell, or currently hold. See also pages 19, 31, 52, 54 and 56 of our Amended Filing.

How We Generate Revenue, page 28

10.	We note your disclosures regarding the Company's policies for providing a mark-up. Please tell us and revise your disclosures to clarify the following:

•	Tell us the average mark-up by crypto asset for each period.
•	Tell us if the Company applies the same mark-up for their wholesale crypto sales, or if it is different from the retail sales.
•	Tell us if the Company sells some crypto assets at a loss due to price volatility exceeding the amount of the mark-up. To the extent that this has occurred, tell us your consideration of recognizing an impairment charge prior to the sale occurring.

Athena Bitcoin Global

December 3, 2021

In response to Staff’s comments, we have added disclosure providing our average mark up for Bitcoin by period in our disaggregated revenue section of our Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal years 2019 and 2020, respectively, and the nine-months’ period ended September 30, 2021. Please see pages 35 and 40 of the Amended Filing.

As requested by Staff, we are providing a table below, showing average ATM mark up by crypto asset from the first quarter ended March 31, 2020 to the third quarter ended September 31, 2021.

	For the quarter

ATM Mark up	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021
BTC	15.1%	16.4%	17.5%	16.0%	15.4%	14.3%	13.4%
Litecoin	18.4%	17.1%	17.7%	15.8%	15.4%	14.0%	12.2%
Ethereum	9.4%	13.9%	16.5%	13.8%	14.7%	13.5%	12.7%
BCH	10.1%	17.8%	20.5%	18.7%	18.5%	12.0%	12.4%
Overall	15.1%	16.4%	17.6%	16.0%	16.5%	15.0%	13.3%

We also provided additional disclosure that the Company applies different mark ups for crypto asset sales through our ATM machines as compared to sales through our OTC desk. Please see our Management Discussion and Analysis of Financial Condition and Results of Operations in the Amended Filing.

Since Bitcoin transactions account for 97% and 95% of our revenue in dollar terms for the respective three and nine months’ periods ended September 30, 2021, we did not include detailed information for Ethereum, Litecoin, and BCH in our disaggregated revenue section of our Management Discussion and Analysis of Financial Condition and Results of Operations for said periods.

The Company respectfully advises the Staff that it evaluates the carrying value of its crypto assets at the end of each month and recognizes an impairment charge to the extent the carrying value is below current market value. This lower of cost or market value adjustment is recorded in cost of sales line on the income statement, as this is a business risk that the Company takes and is reflected as a period expense and result of its operations. Since the Company carries quantity enough to support a few days of sales this is usually not a material amount. We will disclose material amounts of impairment in the periods that they happen in both the notes to the financial statements as well as include it in the discussion of results in the Management Discussion and Analysis of Financial Condition and Results of Operations for the relevant periods.

11.	We note that the Company provides services whereby customers can sell their crypto assets to the Company through an ATM in exchange for a cash withdrawal. As it relates to this service offering, please address the following:

•	Disclose the number of ATMs which offer the customer the ability to withdraw cash.
•	Indicate the fiat currency and if there are any limitations on the amount of cash that can be withdrawn, as well as the process for replenishing cash for withdrawal.
•	Disclose how the price for the cash withdrawal is determined (e.g., is there a markdown on the price of the crypto asset), as well as any fee structure or terms of sale.
•	Indicate the types of cryptocurrency which can be sold in these types of transactions.
•	Disclose your accounting for these types of transactions (i.e. both filled and unfilled). Ensure that your response addresses accounting for revenue recognition, cost of revenue and balance sheet presentation, such as how the asset is measured and whether a financial liability is recognized.

Athena Bitcoin Global

December 3, 2021

In response to Staff’s comments, we have disclosed the number of ATMs in each country, the number of two-way machines, and the type of fiat currency. Please see Page 31 of the Amended Filing.

Country	Number of Athena Bitcoin ATMs (as of September 30, 2021)		Type of Fiat Currency
	Total	Two-Way
United States	144	87	U.S. Dollar
El Salvador	3	3	U.S. Dollar
Argentina	11	11	Argentine peso
Argentina	1	1	U.S. Dollar
Colombia	17	17	Colombian peso

Two-way ATM machines allow customers to purchase from or sell crypto assets to these machines. The cash withdrawal limit from our two-way ATMs is $2,000 per transaction. Our process of replenishing cash for withdrawal is disclosed in detail under “Global Cash Logistics” on page 56 of the Amended Filing.

The Company advises Staff that the price for the cash withdrawal is based on the price we buy crypto assets, which we included in the following disclosure on page 56 of the Amended Filing:

“We make a mark up on crypto assets that we sell and a mark down on crypto assets that we buy, both of which are determined based on a variety of commercial factors such as current price, price trend, category of host location, amongst others, and are calculated using a proprietary method we maintain as a trade secret.”

The Company also revised its disclosure to clarify that it offers Bitcoin, Ethereum, Litecoin, and Bitcoin Cash for sale at all our ATM machines and for purchases at all our two-way ATM machines. At our two-way ATM machines, when customers sell us a crypto asset and withdraw cash, we typically mark down the purchase price of the crypto asset by approximately 3%-5% from the current market price. Historically, crypto purchases from customers (whereby customers withdraw cash from our two-way ATMs in return for selling us crypto assets) account for less than 10% of the cost of sales. Crypto assets purchased from customers are held as inventory and the cost of purchasing those assets are recorded as cost of sales. Accordingly, as the activity is not significant, we have not included a table of mark down. We intend to include the mark down table in our disclosures when crypto purchases from ATM machines exceeds 10% of the cost of sales.

The Company advises the Staff that it has discussed various aspects of accounting for these crypto and fiat exchange transactions as the same consideration apply to both crypto-fiat (the Company sell crypto assets) and fiat-crypto (the Company buys crypto assets) transactions in Note 1, 6, and 11 to the unaudited condensed consolidated financial statements for the periods ended September 30, 2021. For example, in Note 1, we discuss revenue recognition and cost of revenue, absence of specific definitive guidance under GAAP, applicable accounting rules for measurement of crypto assets held, and that the Company presents crypto assets held as current assets in the unaudited condensed consolidated balance sheets for the periods ended September 30, 2021. Filled orders are accounted for as purchases of crypto assets and as the crypto assets are used in fulfilling orders, expensed to cost of sales. Unfilled orders i.e., where money has been accepted at the ATM and the crypto asset remains undelivered at period’s end are accounted for as advances from customers. The Company advises Staff that since the average transaction is in the range of $500 to $800 and a transaction is completed in minutes, unfilled orders have not been and are not expected to be a material amount in the normal course of business.

Athena Bitcoin Global

December 3, 2021

Operating Expenses, page 32

12.	We note the loss of the 29 bitcoin had a purchase price of $1.6M and a market value of $1.7M. Given that the loss of the bitcoin represents an obligation of the company to repay the borrowed crypto asset, please address the following:

•	Tell us how you are accounting for the loss for both initial and subsequent measurement. As part of your response, cite the relevant accounting authoritative literature the Company is applying.
•	Considering your disclosure that the amount of the 29 Bitcoin was already accounted for as the Company’s borrowing and shown as a liability, tell us and disclose the amount of the loss, if any, recognized in your financial statements as a result of this breach.
•	In addition, tell us the financial statement line item and amount where the above referenced liability is recognized.
•	Tell us how the company plans to fulfill this obligation given the continued changes in the fair value of the intangible asset.

In response to Staff comments, the Company accounted for the loss of 29 bitcoin in March 2021 as the removal of an intangible asset. The elimination of the carrying value of the 29 bitcoin (at cost basis of $1,600,000) was reflected as an expense in the period which the loss occurred. The loss was recorded on the financial statement line item – “Theft of Bitcoin” in Operating Expenses of the Statement of Operations of our unaudited financial statements for the period ended March 31, 2021. The Company considered ASC 350-30 in evaluating the accounting implications of the theft of the intangible asset. Based upon the accounting guidance, the Company determined that immediate elimination of the carrying value of the associated intangible asset was necessary because the intangible asset no longer had economic value to the Company. As the intangible asset no longer exists for the Company and the value has been written to $0, there is no subsequent measurement necessary.

Although from an economic perspective the Company viewed holding 29 bitcoin as an economic hedge against its borrowing of 30 bitcoin (which is recorded in the line item “Related party crypto asset borrowings” on the Company’s consolidated balance sheet of the unaudited financial statements for the period ended March 31, 2021), the 29 bitcoin which were lost were not directly linked to the related party crypto asset borrowings.

The Company intends to utilize cash from operations to repay its related party crypto asset borrowing obligation (not directly related to the theft of Bitcoin). On July 12, 2021, the Company entered into a borrowing restructuring agreement for the remaining outstanding Bitcoin balance as of the same date. Under the terms of the agreement, the maturity of the borrowings was extended to May 31, 2022, and the Company agreed to make weekly repayments of $35,000 in Bitcoin, based on the fair market value of Bitcoin at the time of repayment.

Revenues, page 32

13.	We note your discussion of changes in revenue, cost of revenue and gross profit. Please revise to provide a more detailed discussion, including quantifiable factors, for each of the crypto asset type purchases and sale activities for each of the periods presented and how it correlates to the change in revenue, cost of revenues and gross profit. To the extent that there are any known or identifiable trends in specific crypto asset type purchase or sale activities, disclose the trend information.

In response to Staff’s comments, we have provided more quantifiable metrics for changes in revenue, cost of revenue, and gross profit. Since Bitcoin transactions account for 97% and 95% of our revenue in dollar terms for the respective three and nine months’ periods ended September 30, 2021, regardless of price fluctuations, there is continued demand for Bitcoin from our ATMs and our OTC desk. Please note that Management have not been able to identify any significant trends in crypto asset type purchase or sales activities.

Athena Bitcoin Global

December 3, 2021

14.	Please revise to provide a clear and concise discussion of the working capital requirements needed to enter into the company’s required buying and selling of crypto asset inventories to support the customer requested order fulfillment activities received through both ATM and phone transactions. Your discussion should also clarify and address your accounting under ASC 606 indicating whether you are the principal or the agent in the described transactions and indicate whether the purchases and sales of crypto assets are reflected gross or net on both the balance sheet and the income statement.

In response to Staff’s comments, we have discussed the working capital requirements and accounting considerations for these activities for the fiscal years ended December 31, 2019 and 2020, respectively and the nine-months’ period ended September 30, 2021 in our Amended Filing. Please see our Management Discussion and Analysis of Financial Condition and Results of Operations in the Amended Filing.

15.	We note the level of revenues recognized through the “wholesale – private, client and trade” has historically been significant in each of the fiscal and interim periods, thus please revise to provide separate discussions of your retail and wholesale revenue generating business line when discussing the components of revenues on page 29.

In response to Staff’s comments, we have provided separate discussions for revenues from Athena ATMs and over-the-counter for the fiscal years ended December 31, 2019 and 2020, respectively, and three months and nine months’ periods ended September 30, 2021, respectively. Please note that for disaggregated revenue, with the addition of additional sources in the third quarter of 2021, the Company has relabeled Athena ATMs (previously described as Retail Sales – ATMs) and over-the-counter revenue (previously described as Wholesale – private client, and trade), to make them more transparent. Please see our Management Discussion and Analysis of Financial Condition and Results of Operations in the Amended Filing.

16.	Please revise to address your accounting as well as to disclose the fair value gains or losses recognized, if any, on the crypto assets purchased and held prior to these assets being sold, by type, for each period presented. As part of your response, provide specific references to authoritative literature applied in your accounting treatment.

In response to Staff’s comments, the Company advises Staff that the Company accounts for the crypto assets acquired as indefinite-lived intangible assets and records those assets at cost when acquired. In accordance with ASC 350-30-35-19, the Company reviews indefinite-lived intangible assets for impairment. If the carrying amount of an intangible asset exceeds its fair value, the Company records an impairment loss in an amount equal to that excess. If the fair value of the asset exceeds its carrying value, there is no fair value gain recorded because the Company does not increase the carrying value of the crypto assets above their cost.

There were no impairments of crypto assets that were significant to the Company’s operations.

17.	Please revise to expand your discussion to address how the changes in the prices of the crypto assets purchased and sold impacted the revenues, the cost of revenues and the associated gross profit recognized. Revise to include quantifiable information addressing the price of these crypto assets (e.g. average prices), as well as quantity sold and purchased of each type of crypto asset, between the periods presented.

In response to Staff’s comments, the Company advises Staff that the Company, through its ATMs and OTC desk, sells its crypto assets based on a mark up to a price that is being quoted by other market participants of the underlying crypto asset (“reference price”) and approximates fair value, and purchases its crypto assets based on a discount from the reference price. Changes in the underlying fair value of the crypto assets will impact the price that the Company charges its customers for the underlying crypto asset. Occasionally, the Company sells and buys crypto assets on exchanges or in other wholesale markets where we would only pay a bid-ask spread and commissions.

Athena Bitcoin Global

December 3, 2021

The Company’s cost of revenues is based on a first-in, first out costing method. Therefore, in times of rising crypto asset prices, the Company will experience an inclination towards an increased gross margin over the price paid for the crypto asset. Conversely, in times of decreasing crypto asset prices, the Company will experience an inclination towards a lower gross profit over the price paid for the crypto asset.

We have included the quantifiable information, including quantity of Bitcoin sold, average price sold, and how much (in percentage of revenue) Bitcoin accounts for. Please see our Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal years 2019 and 2020, respectively, and the nine-months’ period ended September 30, 2021 beginning on page 31 of the Amended Filing.

Loss (gain) on crypto asset borrowings, page 34

18.	As it relates to the crypto asset borrowings with the company’s director and principal shareholder, please revise to address the following:

•	the terms of the transactions;
•	whether there have been extensions or modifications to the terms;
•	how the respective fair values at each respective reporting date have been determined;
•	whether the loss of the Bitcoin was related to the borrowings; and
•	when and how the Bitcoin will be acquired and repaid in light of the current working capital needs of the Company.

In response to Staff’s comments, the Company advises Staff that, the loss of Bitcoin was not directly related to the bitcoin borrowings, as further explained in our response to comment 12 above. Additionally, we have clarified and amended the discussion of the related party crypto asset borrowing in the Liquidity and Capital Resources section of Management Discussion and Analysis of Financial Condition and Results of Operations for the nine-months’ period ended September 30, 2021 to address the Staff’s comments as set forth below. Please see page 43 of the Amended Filing.

Crypto Asset Borrowing Agreement with the Company’s Director and Shareholder

On August 22, 2018, the Company entered into a crypto asset borrowing agreement with Mr. Komaransky, one of the Company’s directors and a principal shareholder. Under this agreement, the Company borrowed 30 bitcoin initially due and payable on August 22, 2019. The borrowing fee on the loan as defined in the agreement, is 13.5% of the outstanding principal amount. On July 12, 2021, the Company and Mr. Komaransky entered into a borrowing restructuring agreement for the remaining outstanding Bitcoin balance as of that date. Under the terms of the agreement, the maturity of the borrowings was extended to May 31, 2022 and the Company agreed to make weekly repayments of $35,000 in Bitcoin. On a weekly basis, the Company intends to utilize cash flows from operations and other financings to obtain the Bitcoin necessary for the weekly repayments. As discussed in further detail in Notes 1 and 5 to our audited consolidated financial statements for the year ended December 31, 2020 and 2019, crypto assets borrowings are accounted for as hybrid instruments, with a liability host contract that contains an embedded derivative based on the changes in the fair value of the underlying crypto asset. The host contract is not accounted for as a debt instrument because it is not a financial liability and is carried at the fair value of the assets acquired on the date acquired. The embedded derivative is accounted for at fair value (based on the underlying Bitcoin value), with changes in fair value recognized in other non-operating expenses in the consolidated statements of operations and comprehensive income. The host contract and embedded derivative are presented together on pages F-2 and F-28 in “Related party crypto asset borrowings” in the unaudited consolidated balance sheets of our financial statements for the period ended September 30, 2021.

The Company intends to utilize cash from operations to repay its related party crypto asset borrowing obligation (not directly related to the theft of Bitcoin). On July 12, 2021, the Company entered into a borrowing restructuring agreement for the remaining outstanding bitcoin balance as of that date. Under the terms of the agreement, the maturity of the borrowings was extended to May 31, 2022 and the Company agreed to make weekly repayments of $35,000 in Bitcoin.

Athena Bitcoin Global

December 3, 2021

Interest and fees on crypto asset borrowings, page 37

19.	Please revise to address how fees on crypto asset borrowings were determined during fiscal 2019 and 2020 disclosing the principal balance on the borrowings used in the determination of the respective fees.

In response to Staff’s comment, we revised the discussion of fees on crypto asset borrowings to include the principal balance used in determination of the respective fees. Please see page 44 of the Amended Filing.

Liquidity and Capital Resources, page 37

20.	We note your response to comment 13, however, please revise to address how the company plans to remediate the working capital deficit in both the near and long term. The staff also notes the company has no retained earnings.

In response to Staff’s comments, we revised the discussion of financial condition and liquidity, and clarified that the Company relied on raising additional debt capital to meet its working capital needs. We have also discussed our raise of up to $5 million of 6% Convertible Debentures during the third quarter of 2021.

21.	Please revise to more clearly explain if the weekly payments of $35,000 are to be made in cash or define what is meant by the term “equivalent bitcoin.”

In response to Staff’s comments, the Company advises Staff that the weekly payments of $35,000 are to be made in Bitcoin. We have removed the word “equivalent” from the disclosure. Please see page 43 of the Amended Filing.

22.	Please revise to disclose the status of the loan agreement entered into on August 22, 2018 with Mr. Komaransky and address the nature and terms of the agreement and any extensions entered into during the term.

In response to Staff’s comments, the Company advises Staff that that the disclosure has been included on page 43 of the Amended Filing, as set forth below.

On July 12, 2021, the Company signed a loan restructuring agreement for the remaining of outstanding Bitcoin balance as of that date under the agreement entered as of August 22, 2018 with Mr. Komaransky, the Company’s director and majority shareholder. Under the agreement, Mr. Komaransky agreed to extend the maturity date for the entire amount of the loan to May 31, 2022, and certain other loan restructuring terms which included the conversion of the borrowings into a U.S. dollar loan when the published exchange rate of Bitcoin for U.S. dollars is equal to or exceeds a ratio of 1 Bitcoin – U.S. $75,000 for the first time and on the first date after June 30, 2021. The agreement grants Mr. Komaransky a first priority security interest and lien on all its property excluding property that has been given as collateral to Consolidated Trading Futures, LLC (“CTF”) until the repayment of the outstanding debt to CTF, pursuant to the security agreement that was entered by Mr. Komaransky and the Company as of July 12, 2021. Further, the Company agreed to pay accelerated weekly payments of $35,000 in Bitcoin.

Athena Bitcoin Global

December 3, 2021

The Business

ATM Operations, page 49

23.	We note your response to comment 32 regarding your oral agreement with Genesis Coin. Please revise to disclose the material terms of your oral agreement. Additionally, it appears that this agreement could constitute an oral contract that would be required to be filed pursuant to Item 601(b)(10) of Regulation S-K if the underlying contract were in writing. Therefore, please either provide a written description of the agreement and file it as an exhibit to the registration statement or tell us why you are not required to do so. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations for guidance.

In response to Staff’s comments, the Company provided the description of the oral agreement with Genesis Coin on page 55 of the Amended Filing as set forth below and included it as an exhibit to the Amended Filing. Please see Exhibit 10.30.

Peer-to-Peer Exchange Services via BitQuick.co, page 50

24.	Please revise to disclose the material terms of any escrow agreements pursuant to which the Company holds Bitcoin, as referenced in your disclosure. Also please file the same as an exhibit to the registration statement or tell us why you are not required to do so. Refer to Item 601(b) of Regulation S-K.

In response to Staff’s comments, the Company advises Staff that we do not have any escrow agreements pursuant to which the Company holds Bitcoin; however, we follow and comply with the terms of service applicable to such services. Given changes in customer preferences, the Company is currently evaluating options regarding Bitquick, including closing it down since our revenues from BitQuick in the quarter ended September 30, 2021 were only $3,055.

Executive Compensation

Employment Contracts, Termination of Employment, page 67

25.	Please revise this section to add a cross-reference to your disclosure on page 70 regarding the agreement(s) pursuant to which the Company engages Mr. Weinhaus’ services as the President of the Company.

In response to Staff’s comments, we have clarified the disclosure on page 70 to provide that Mr. Weinhaus’ services as the President of the Company are not subject to any agreements, and any and all previous agreement have been terminated. The Company advises Staff that since October 15, 2021, Mr. Weinhaus has been paid directly by the Company for his services.

Certain Relationships and Related Party Transactions Company's Agreement with Mr. Weinhaus, page 70

26.	Please revise to disclose the material terms of any agreements or arrangements among the Company, Advisory Fx LLC, Control NEW MLSS LLC and/or Mr. Weinhaus pursuant to which the Company engages Mr. Weinhaus’ services as the President of the Company, as referenced in your disclosure. Also please file the same as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K or tell us why you are not required to do so.

In response to Staff’s comments, the Company advises Staff that Mr. Weinhaus’ services as the President of the Company are not subject to any agreements, and any and all previous arrangements have been terminated. There was no written agreement between the Company and Advisory Fx LLC. Mr. Weinhaus is compensated directly for his services as the President of the Company. Please see also page 76 of the Amended Filing.

Athena Bitcoin Global

December 3, 2021

Selling Shareholders, page 72

27.	We note your response to comment 44, which indicates that one of your selling shareholders is a registered broker. Please tell us in your next response letter the identity of such selling shareholder. Also please advise why such selling shareholder is not an underwriter or revise to reflect such classification.

In response to Staff’s comments, the Company advises Staff that to our knowledge, none of the Selling Shareholders is a registered broker-dealer or an affiliate of a broker-dealer with the exception of two selling shareholders who are registered brokers. Michael Savini is the selling shareholder we have previously identified as a registered broker, and Michael Fleishman is another selling shareholder who is a new holder of the Company’s securities (6% Convertible Debenture), and has been added in the Amended Filing. We have provided additional disclosure regarding the above selling shareholders who are registered brokers on page 84 (“Selling Shareholders”) of the Amended Filing.

Note 1. Nature of Business and Summary of Significant Accounting Policies Crypto Assets Held, page F-11

28.	Please tell us the accounting literature followed when making the determination that the indefinite-lived intangible assets would be derecognized on a first-in, first-out ("FIFO") basis. In addition, tell us any alternative methodologies that the Company considered and why they believe FIFO is a more appropriate measurement methodology.

In response to Staff’s comments, the Company advises Staff that as crypto assets are the primary item sold in our business, we have analogized the accounting for these indefinite-lived intangible assets to that for inventory. Therefore, we considered ASC 330-10-30-9 which indicates that costs “may be determined under any one of several assumptions as to the flow of cost factors, such as first-in first-out (FIFO), average, and last-in first-out (LIFO).” Therefore, in addition to FIFO, we also considered FIFO, average cost, and specific identification. As the Company’s crypto assets turnover relatively quickly (average holding period is less than 10 days) and are identical and interchangeable, we believe that that FIFO is the most appropriate methodology because it is most reflective of our current period income and does not place undue burden of tracking each specific crypto asset. Additionally, we determined that at least one of our competitors utilizes a FIFO costing method and we believe comparability of information is beneficial to the financial statement users.

As part of our assessment of the derecognition method for crypto assets, the Company considered that there is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for crypto assets recognized as revenue or held. Accordingly, the Company exercised judgment in determining the appropriate accounting treatment and we have included the following language in our footnote disclosures (see also page F-12 of the Amended Filing):

“There is currently no specific definitive guidance under US GAAP or alternative accounting framework for the accounting for crypto assets recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.”

Athena Bitcoin Global

December 3, 2021

Note 6. Derivatives, page F-17

29.	We note your response to comment 48. As it relates to crypto asset borrowings and the derivatives, please revise to address each of the bullet points individually in your response:

•	Discuss the nature of these transactions in greater detail identifying the party providing the crypto assets to the Company and at what price.
•	Indicate how the bitcoin borrowed was utilized (e.g. used to fulfill customer orders) and indicate if it was held in custody by the Company.
•	Address the nature and terms of these borrowings identifying the expenses and fees recognized and how the respective amounts paid to the crypto asset provider were calculated.
•	Address how the fair value of the crypto assets are determined and the reasons why losses were recognized.
•	Explain how the repayment amounts were determined.
•	Indicate if the company anticipates entering into these type of borrowing arrangements in the future.
•	Address the accounting guidance followed in the recording of these activities in the financial statements.

In response to Staff’s comments, the Company advises Staff that our crypto asset borrowings are from Mr. Michael Komaransky, one of the Company’s directors and our principal shareholder. As the Company borrowed from Mr. Komaransky 30 bitcoin on August 22, 2018, 50 bitcoin on November 14, 2018, and 50 bitcoin on March 1, 2019, the fair market value of Bitcoin on those days was $6,437, $5,613, and $4,124, respectively. As of December 31, 2020, only the Bitcoin borrowed on August 22, 2018 remains outstanding. The recorded value of the borrowing was based on the fair value of the Bitcoin on the day of the borrowing. The Company utilized the Bitcoin borrowed to restock Bitcoin which was then sold to customers. The Bitcoin was our asset and was not held in custody for anyone.

The crypto asset borrowings on August 22, 2018 were initially due one year from the borrowing date. The Company is required to pay a borrowing fee (13.5% of the outstanding Bitcoin principal balance) for the use of the bitcoin and the fee is to be paid in Bitcoin. For the borrowings in November 14, 2018 and March 1, 2019, the fee was calculated as the greater of 10% of the outstanding principal or 0.4% of total ATM sales and was payable in Bitcoin. These fees are recognized on an accrual basis and is included in the unaudited consolidated condensed financial statements for the nine months ended September 30, 2021, line item “Fees on crypto asset borrowings within Non-operating expenses” in the Consolidated Statements of Operations and Comprehensive Income.

As the borrowing is repayable in Bitcoin, the Company has determined under ASC 815 that there is embedded derivative within the borrowing arrangement. An embedded derivative is recognized relating to the differences between the fair value of the amount of Bitcoin borrowed, which is recognized as a liability on the date of the borrowing, and the fair value of the Bitcoin to be repaid, based on changes in the spot price of the Bitcoin over the term of the borrowing. This embedded derivative is accounted for as a forward contract to exchange at maturity the fixed amount of the crypto asset to be repaid. The initial borrowed amount (based on the fair value of Bitcoin on the date of the borrowing) and the fair value of the embedded derivative are presented within the same line item on the balance sheet (crypto asset borrowings). Changes in the fair value of the embedded derivative (based on changes in the fair value of the underlying Bitcoin) are recorded as (Gain)/Loss on crypto asset borrowing derivatives within Non-operating expenses in the Consolidated Statements of Operations and Comprehensive Income. Losses are recognized when the fair market value of the underlying Bitcoin increases which causes an increase in the dollars necessary to purchase the Bitcoin for repayment.

The Company is responsible for repaying the borrowing in Bitcoin based on the initial Bitcoin borrowed. At the time of repayment, the Company must either purchase Bitcoin or utilize Bitcoin that they already own to repay Mr. Komaransky.

The Company does not anticipate entering into similar Bitcoin borrowing arrangements in the future. See also our disclosure on page 44 of the Amended Filing.

Athena Bitcoin Global

December 3, 2021

Note 8. Convertible Debt, page F-20

30.	Please revise to indicate how the fair value of the underlying shares on the commitment date was derived in conjunction with the determination of the beneficial conversion feature recognized.

In response to Staff’s comment, the fair value of the Company’s common stock was derived based on market price of its shares and adjustments to reflect the thinly traded nature of the Company’s common shares. However, effective January 1, 2021, the Company adopted ASU 2020-06. The new guidance simplifies the accounting for convertible instruments by eliminating the cash conversion and beneficial conversion feature models used to separately account for embedded conversion features as a component of equity. The Company now accounts for the convertible debt as a single unit of account. The adoption has been reflected in the interim financial statements included within the Amended Filing.

Prior to this adoption, the conversion rate of the Convertible Debentures represents a discount to the fair value of the Company’s common stock on the commitment date, it represents a beneficial conversion feature. The Company had recorded a discount on the convertible debenture of $1,136,364 with a corresponding increase to additional paid in capital. The discount was amortized to interest expense over the life of the Convertible Debenture. The carrying value of the discount as of December 31, 2020 was $927,000.

The Company early adopted this new guidance using the modified retrospective method as of January 1, 2021. The adoption of this new guidance resulted in an increase of $890,000 to Related party convertible debt and an increase of $37,000 to convertible debt, to reflect the full principal amount of the Convertible Debentures (as defined below) outstanding, net of issuance costs, a reduction of $1,136,000 to additional paid-in capital, net of estimated income tax effects, to remove the equity component separately recorded for the conversion features associated with the Related party convertible debt and convertible debt; an increase to deferred tax liability, net of $44,000; and a cumulative-effect adjustment of $165,000, net of estimated income tax effects, reducing the beginning balance of accumulated deficit as of January 1, 2021. The adoption of this new guidance reduced interest expense by $57,000 and $170,000 in the three and nine months ended September 30, 2021. In addition, the adoption requires the use of the if-converted method for all convertible notes in the diluted net income (loss) per share calculation and the inclusion of the effect of potential share settlement of the convertible notes, if the effect is more dilutive. The use of the if-converted method had no impact on the diluted income per share amount in the three and nine months ended September 30, 2021 because the impact would have been anti-dilutive.

Note 10. Crypto Assets Held, page F-21

31.	We note your tabular disclosure of the carrying value of crypto assets held for each period presented. Please revise your disclosure to quantify the number of each crypto assets held at each period and average price. In addition, tell us and revise to disclose a rollforward for each period showing the number of crypto assets purchased, sold, impaired and lost from theft.

In response to Staff’s comment, we have revised our disclosure to quantify the number of each crypto asset held at each period end and the average cost of each crypto asset. Please see Management Discussion and Analysis of Financial Condition and Results of Operations beginning on page 31 of the Amended Filing.

Additionally, below is a rollforward for each period showing the quantity of crypto asset purchased, sold, impaired, utilized for other purposes, and lost from theft (if it occurred during the period).

Athena Bitcoin Global

December 3, 2021

	Bitcoin		Litecoin		Ethereum		Bitcoin Cash		Bitcoin SV		Tether*		Monero
	Qty	Cost	Qty	Cost	Qty	Cost	Qty	Cost	Qty	Cost	Qty*	Cost	Qty	Cost
Three months ended
July 1, 2020	115	1,053	275	11	49	11	22	5	54	9	13	13	22	2
Purchases	2,135	22,093	2,266	133	137	63	558	167	–	–	–	–	–	-
Cost of sales	(2,027)	(21,039)	(2,319)	(134)	(167)	(67)	(564)	(168)	–	–	–	–	–	-
Expenses and other uses	(54)	(287)	–	–	–	–	–	–	–	–	(6)	(6)	–	-
Borrowings repaid	(97)	(1,046)	–	–	–	–	–	–	–	–	–	–	–	-
September 30, 2020	72	774	222	10	19	7	16	4	54	9	7	7	22	2

July 1, 2021	8	294	82	11	4	8	7	4	–	–	–	–	–	-
Purchases	416	17,373	1,136	172	89	231	121	62	–	–	–	–	–	-
Cost of sales	(383)	(15,897)	(1,123)	(169)	(87)	(223)	(122)	(63)	–	–	–	–	–	-
Expenses and other uses	(20)	(873)	–	–	–	–	–	–	–	–	–	–	–	-
Borrowings repaid	(15)	(623)	–	–	–	–	–	–	–	–	–	–	–	-
September 30, 2021	6	274	95	14	6	16	6	3	–	–	–	–	–	-

Nine months ended
January 1, 2020	15	125	143	6	–	–	7	1	9	1	–	–	–	-
Purchases	4,700	43,753	8,714	587	1,561	277	920	248	45	8	7	7	22	2
Cost of sales	(4,502)	(41,617)	(8,635)	(583)	(1,542)	(270)	(911)	(245)	–	–	–	–	–	-
Expenses and other uses	(44)	(441)	–	–	–	–	–	–	–	–	–	–	–	-
Borrowings repaid	(97)	(1,046)	–	–	–	–	–	–	–	–	–	–	–	-
September 30, 2020	72	774	222	10	19	7	16	4	54	9	7	7	22	2

January 1, 2021	34	987	97	12	9	6	20	7	54	9	6	7	22	2
Purchases	1,234	54,959	3,276	560	624	1,302	485	285	–	–	–	–	–	-
Cost of sales	(1,187)	(52,258)	(3,278)	(558)	(627)	(1,292)	(499)	(289)	–		–	–	–	-
Theft	(29)	(1,600)	–	–	–	–	–	–	–		–	–	–	-
Expenses and other uses	(24)	(899)	–	–	–	–	–	–	(54	(9)	(6)	(7)	(22)	(2)
Borrowings repaid	(22)	(915)	–	–	–	–	–	–	–	–	–	–	–	-
September 30, 2021	6	274	95	14	6	16	6	3	–	–	–	–	–	-

*Quantity rounded to nearest thousands.

We have also revised our disclosure to include a rollforward of our Bitcoin holdings (our largest crypto asset holding) for each period showing the number of crypto assets purchased, sold, utilized for other purposes, impaired and lost from theft, if any.

If we have holdings of any individual crypto asset greater than $50,000 and 10% of our crypto asset holdings, we will separately disclose the activity for those assets. Additionally, if there is impairment of any crypto asset, we will disclose the amount of the impairment and the crypto asset which was impaired.

Athena Bitcoin Global

December 3, 2021

Note 16. Employee Loans, page F-23

32.	We note your response to comment 50. Please tell us the fair value of the shares issued as well as how this amount compares to the amount of non-recourse loans made to the employees.

In response to Staff’s comment, the Company advises Staff that these shares were issued in exchange upon exercise of the fully vested stock options prior to the closing of the Share Exchange transaction. These options were exchanged for 157,635,309 common shares of the Company issued at the closing of the Share Exchange transaction at a weighted average exercise price of $0.0060. The loan amount which resulted from the exercise of such stock options was $945,812.

General

33.	We note your response to comment 54 that your "primary crypto currency is bitcoin (90%)." Please supplementally clarify the metric for which the 90% figure for bitcoin is measured. Also please tell us which digital assets the remaining 10% of your "crypto currency" is comprised of and quantify their respective amounts, as applicable.

In response to Staff’s comments, the Company clarifies that the metric for which 90% figure is measured is revenue in US dollars. In the three months ended September 30, 2021, Bitcoin transactions accounted for 96% of Athena ATM revenue and 100% of OTC revenue. In the three months ended September 30, 2020, Bitcoin transactions accounted for 98% of Athena ATM revenue and 99% of OTC revenue. Ethereum, Litecoin, and BCH accounted for the remaining revenue.

34.	We note your response to comment 55, which indicates that you do not have insurance relationships at this time. However, we note your statements:

•	on page 29 that your cost of revenue includes the costs of operating the ATMs from which crypto assets are sold (including insurance, among others);
•	in Note 12 of the financial statements, you state that the "Company is, from time to time, involved in litigation incidental to the Company’s business that is generally covered by insurance;" and
•	in Item 14. of Part II., you state that you "carry director and officer liability insurance policy that covers certain liabilities of directors and officers" of your company.

In response to Staff’s comment, we have revised and clarified our statements regarding Company’s insurance relationships. Please see pages 14, 27, 33, 55 and II-1 of the Amended Filing.

We thank the Staff in advance for its consideration of these changes. Should you have any questions regarding the foregoing, contact our outside counsel, Iwona Alami, Esq. (949) 200-4626.

Sincerely,

Athena Bitcoin Global

By:	/s/ Eric Gravengaard
Name: Eric Gravengaard
Title: Chief Executive Officer

cc:     Iwona Alami, Esq.